SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of December 2021

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✔              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                          No    ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.          An announcement voluntarily made by China Petroleum & Chemical Corporation (the “Registrant”) in connection with increase in shareholding of H shares of the Registrant;

2.          Announcement on closing of connected transactions regarding acquisition of target assets of the Registrant; and

3.          A copy of monthly return for equity issuer of the Registrant;

Each made by the Registrant on December 1, 2021.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国石化
SINOPEC

中国石油化工股份有限公司

CHINA PETROLEUM & CHEMICAL CORPORATION

(Stock Code: 00386)

VOLUNTARY ANNOUNCEMENT
INCREASE IN SHAREHOLDING OF H SHARES OF THE COMPANY BY THE CONTROLLING SHAREHOLDER AND ITS
CONCERT PARTY

This is an announcement voluntarily made by China Petroleum & Chemical Corporation (the “Company”) in connection with certain matters relating to increase in shareholding of H shares of the Company by the controlling shareholder and its concert party.

The board of directors of the Company (the “Board”) and all members of the Board warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

On 1 December 2021, the Company received a notice from China Petrochemical Corporation, the controlling shareholder of the Company, that China Petrochemical Corporation has increased its shareholding of H shares of the Company (the “Increase in Shareholding”) through its overseas wholly-owned subsidiary, details of which are as follows:

I. Details of the Increase in Shareholding

On 1 December 2021, Sinopec Century Bright Capital Investment Limited. (“Century Bright Company”), an overseas wholly-owned subsidiary of China Petrochemical Corporation, increased its shareholding in the Company by acquiring 35,000,000 H shares of the Company in the secondary market, representing approximately 0.03% of the total issued share capital of the Company. Immediately prior to the Increase in Shareholding, China Petrochemical Corporation directly and indirectly held 83,262,377,393 shares of the Company (including 82,709,227,393 A shares and 553,150,000 H shares), representing approximately 68.77% of the total issued share capital of the Company. Immediately following the Increase in Shareholding, China Petrochemical Corporation directly and indirectly held 83,297,377,393 shares of the Company (including 82,709,227,393 A shares and 588,150,000 H shares), representing approximately 68.80% of the total issued share capital of the Company.

II. Plan for Further Increase in Shareholding

The reason for shareholding increase: due to confidence in the Company’s development prospects.

1

The type of shares to be acquired: unrestricted tradable H shares of the Company.

The amount of shares to be acquired: the accumulative increase in shareholding will not exceed 2% of the total issued share capital of the Company (inclusive of the shares acquired in the Increase in Shareholding).

The implementation term: within 12 months from and inclusive of the date of the Increase in
Shareholding.

Source of funds: self-owned funds.

III. Miscellaneous

This Increase in Shareholding is in compliance with the Securities Law of the PRC and other laws and regulations.

China Petrochemical Corporation and its concert parties undertake that they will not reduce their shareholding in the Company during the period when the plan for further  increase in shareholding is implemented or during the statutory period.

The Company will continue to monitor the increase in shareholding of the Company by China Petrochemical Corporation and its concert parties in accordance with relevant regulations and will make appropriate information disclosure in a timely manner.

By order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President, Secretary to the Board of Directors

Beijing, the PRC
1 December 2021

As of the date of this announcement, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Liu Hongbin#, Ling Yiqun#, Li Yonglin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.

#   Executive Director
*   Non-executive Director
+  Independent Non-executive Director

2

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

ANNOUNCEMENT ON CLOSING OF CONNECTED TRANSACTIONS
ACQUISITION OF TARGET ASSETS

Reference is made to the connected transactions announcement of China Petroleum & Chemical Corporation (the “Company”) dated 29 November 2021 in relation to the acquisition of target assets by the Company and its subsidiaries (the “Announcement”). Unless stated otherwise in this announcement, capitalised terms used herein shall have the same meanings as defined in the Announcement.

The Board of Directors is pleased to announce that as of the date of this announcement, the ownership, obligations, responsibilities and risks of the Target Assets have been transferred to the Purchasers.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, PRC
1 December 2021

As of the date of this announcement, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Liu Hongbin#, Ling Yiqun#, Li Yonglin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.

 # Executive Director
*Non-executive Director
+Independent Non-executive Director

Document 3

Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities

For the month ended:	30 November 2021	Status:	New Submission

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer:	China Petroleum & Chemical Corporation

Date Submitted:	01 December 2021

I. Movements in Authorised / Registered Share Capital

1. Type of shares	Ordinary shares	Class of shares	Class H	Listed on SEHK (Note 1)	Yes
Stock code	00386	Description	H shares
Number of authorised/registered shares	Par value	Authorised/registered share capital
Balance at close of preceding month	25,513,438,600	RMB	1	RMB	25,513,438,600
Increase / decrease (-)	RMB
Balance at close of the month	25,513,438,600	RMB	1	RMB	25,513,438,600

2. Type of shares	Ordinary shares	Class of shares	Class A	Listed on SEHK (Note 1)	No
Stock code	600028	Description	A shares
Number of authorised/registered shares	Par value	Authorised/registered share capital
Balance at close of preceding month	95,557,771,046	RMB	1	RMB	95,557,771,046
Increase / decrease (-)	RMB
Balance at close of the month	95,557,771,046	RMB	1	RMB	95,557,771,046

Total authorised/registered share capital at the end of the month	RMB	121,071,209,646

II. Movements in Issued Shares

1. Type of shares	Ordinary shares	Class of shares	Class H	Listed on SEHK (Note 1)	Yes
Stock code	00386	Description	H shares
Balance at close of preceding month	25,513,438,600
Increase / decrease (-)
Balance at close of the month	25,513,438,600

2. Type of shares	Ordinary shares	Class of shares	Class A	Listed on SEHK (Note 1)	No
Stock code	600028	Description	A shares
Balance at close of preceding month	95,557,771,046
Increase / decrease (-)
Balance at close of the month	95,557,771,046

III. Details of Movements in Issued Shares

(A).	Share Options (under Share Option Schemes of the Issuer) Not applicable

(B).	Warrants to Issue Shares of the Issuer which are to be Listed Not applicable

(C).	Convertibles (i.e. Convertible into Issue Shares of the Issuer which are to be Listed) Not applicable

(D).	Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be listed, including Options (other than Share Options Schemes) Not applicable

(E).	Other Movements in Issued Share Not applicable

IV. Information about Hong Kong Depositary Receipt (HDR)     Not applicable

V. Confirmations

We hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued by the issuer during the month as set out in Part III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable:

(Note 2)

(i)	all money due to the listed issuer in respect of the issue of securities has been received by it;

(ii)	all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled;

(iii)	all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled;

(iv)	all the securities of each class are in all respects identical (Note 3);

(v)
all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements;

(vi)	all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue;

(vii)
completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and

(viii)
the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.

Submitted by:	Huang Wensheng

Title:	Vice President and Secretary to the Board of Directors
(Director, Secretary or other Duly Authorised Officer)

Notes

1.	SEHK refers to Stock Exchange of Hong Kong.

2.
Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, no further confirmation is required to be made in this return.

3.	“Identical” means in this context:
•	the securities are of the same nominal value with the same amount called up or paid up;
•
they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

•	they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

4.	If there is insufficient space, please submit additional document.

5.	In the context of repurchase of shares:
•	“shares issuable to be listed on SEHK” should be construed as “shares repurchased listed on SEHK”; and
•	“stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares repurchased (if listed on SEHK)”; and
•	“type of shares issuable” should be construed as “type of shares repurchased”; and
•	“issue and allotment date” should be construed as “cancellation date”

6.	In the context of redemption of shares:
•	“shares issuable to be listed on SEHK” should be construed as “shares redeemed listed on SEHK”; and
•	“stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares redeemed (if listed on SEHK)”; and
•	“type of shares issuable” should be construed as “type of shares redeemed”; and
•	“issue and allotment date” should be construed as “redemption date”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: December 2, 2021